No 007/AD0-AEC/FIN/13

January 17, 2013

To:

Board of Directors of

Indonesia Stock Exchange

Gedung Bursa Efek Indonesia

Jl. Jend. Sudirman Kav. 52-53

Jakarta

Attn. Division Head of Corporate Valuation for Services Sector

Subject : The Plan of Incidental Public Expose of PT Indosat Tbk

Dear Sir/Madam,

With regards to the Letter from Indonesia Stock Exchange No.: S-00195/BEI.PPJ/01-2013 dated January 10, 2013 re: Request to Convene Incidental Public Expose, we hereby submit the plan of Incidental Public Expose of PT Indosat Tbk (”Indosat”) which will be held on:

Day/Date

: Monday, January 21st, 2013

Time

: 02.00PM – 03.00PM Western Indonesia Time

Place

: The Energy Building, 29th Floor SCBD Lot 11 A Jl. Jenderal Sudirman Kav. 52-53 Jakarta 12190

Agenda

: Explanation on media reports related to the determination of Indosat as a suspect on the allegation for the misuse of 2.1GHz frequency

The party who will represent Indosat in such Incidental Public Expose is the President Director & CEO of Indosat.

Thank you for your kind attention.

Sincerely,

Group Head

Corporate Secretary

Strasfiatri Auliana

With copy to:

1.

Chief Executive of Capital Market, Indonesian Financial Services Authority (OJK);

2.

Director of Corporate Financial Valuation for Services Sector, Indonesian Financial Services Authority (OJK);

3.

Director of Transaction and Securities Institution, Indonesian Financial Services Authority (OJK)